UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In March 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated March 24, 2010: DuoPlavin®/DuoCover® Dual antiplatelet combination tablet newly approved in the European Union

Exhibit 99.2	Press release dated March 26, 2010: Sanofi-aventis confirms Quality and Supply of Plavix®, Iscover® and Clopidogrel Winthrop®

Exhibit 99.3	Press release dated March 30, 2010: Multaq® receives positive recommendation by NICE in new appraisal consultation document

Exhibit 99.4	Press release dated March 31, 2010: Sanofi-aventis & AgaMatrix enter into worldwide agreement on blood glucose monitoring (BGM) solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2010	SANOFI-AVENTIS

	By	/s/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated March 24, 2010: DuoPlavin®/DuoCover® Dual antiplatelet combination tablet newly approved in the European Union

Exhibit 99.2	Press release dated March 26, 2010: Sanofi-aventis confirms Quality and Supply of Plavix®, Iscover® and Clopidogrel Winthrop®

Exhibit 99.3	Press release dated March 30, 2010: Multaq® receives positive recommendation by NICE in new appraisal consultation document

Exhibit 99.4	Press release dated March 31, 2010: Sanofi-aventis & AgaMatrix enter into worldwide agreement on blood glucose monitoring (BGM) solutions

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